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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _____)<F*>

                             REHABCARE GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  759148 10 9
                      -----------------------------------
                                 (CUSIP Number)

                                        COPY TO: Robert M. LaRose, Esq.
      James M. Usdan                             THOMPSON COBURN
      7733 Forsyth Boulevard                     One Mercantile Center
      St. Louis, Missouri 63105                  St. Louis, Missouri 63101
      (314) 863-7422                             (314) 552-6000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 3, 1996
             -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


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 CUSIP No.  759148 10 9          13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   James M. Usdan

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                        (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

   PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

           NUMBER OF          7  SOLE VOTING POWER

            SHARES               25,095

         BENEFICIALLY         8  SHARED VOTING POWER

           OWNED BY              335

             EACH             9  SOLE DISPOSITIVE POWER

           REPORTING             25,095

            PERSON            10 SHARED DISPOSITIVE POWER

             WITH                335

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   262,930

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.4%

14 TYPE OF REPORTING PERSON

   IN



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ITEM 1.    SECURITY AND ISSUER.

           This Schedule 13D relates to the Common Stock, par value $.01 per share (the "RehabCare Common Stock"), of RehabCare Group, Inc., a Delaware corporation ("RehabCare"). The address of the principal executive offices of RehabCare is 7733 Forsyth Boulevard, Suite 1700, St. Louis, Missouri 63105.


ITEM 2.    IDENTITY AND BACKGROUND

     1.    (a)   Name:  James M. Usdan

           (b)   Residence address:  1019 McKnight Road, St. Louis, Missouri
63117.

           (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: President and Chief Executive Officer of RehabCare, the principal business of which is the development, marketing and management of comprehensive medical rehabilitation programs, subacute skilled nursing programs and therapy services. The address of the principal executive offices of RehabCare is 7733 Forsyth Boulevard, Suite 1700, St. Louis, Missouri 63105.

           (d) James M. Usdan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) James M. Usdan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

           (f)   Citizenship:  United States

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           James M. Usdan obtained 25,430 of the shares of RehabCare Common Stock reported in this Schedule 13D with personal funds. The remaining 237,500 shares of RehabCare Common Stock reported in this Schedule 13D as beneficially owned by Mr. Usdan are presently exercisable options to purchase RehabCare Common Stock which Mr. Usdan received from RehabCare.

ITEM 4.    PURPOSE OF TRANSACTION.

           The acquisition of Common Stock reported herein was for investment purposes.


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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) James M. Usdan may be deemed to be the beneficial owner of 262,930 shares (including 237,500 shares subject to stock options) of RehabCare Common Stock, representing 5.37% of the 4,661,384 shares of such class issued and outstanding as of May 3, 1996.

           (b) James M. Usdan may be deemed to have sole voting and dispositive power with respect to 25,095 shares of RehabCare Common Stock, which shares represent less than one percent of the 4,661,384 shares of such class issued and outstanding as of May 3, 1996, and shared voting and dispositive power with respect to 335 shares of RehabCare Common Stock held by the spouse of James M. Usdan, Vinette A. Usdan, which shares represent less than one percent of the 4,661,384 shares of such class issued and outstanding as of May 3, 1996. The identity and background of Vinette A. Usdan is as follows:

                 (1)   Name:  Vinette A. Usdan

                 (2) Residence address: 1019 McKnight Road, St. Louis, Missouri 63117.

                 (3) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted:
                 Account Executive for Carolee Designs, Inc., the principal business of which is the manufacturing and sale of jewelry. The address of the principal executive offices of Carolee Designs, Inc. is 19 East Elm Street, Greenwich, Connecticut 06830.

                 (4) Vinette A. Usdan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (5) Vinette A. Usdan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                 (6)   Citizenship:  United States

           (c) Between March 23 and May 22, 1996, James M. Usdan made a total of three acquisitions of RehabCare Common Stock:

                 (1) On April 1, 1996, James M. Usdan purchased 300 shares at $16.00 per share.


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                 (2)   On April 9, 1996, James M. Usdan purchased 3,000
                       shares at $16.25 per share.

                 (3) On May 1, 1996, James M. Usdan purchased 300 shares at $16.00 per share.

           (d)   Not applicable.

           (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not applicable.


ITEM 7.    MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

           Not applicable.


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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 30, 1996                 /s/ James M. Usdan
                                   -----------------------------------------
                                    James M. Usdan